

**Roberts, Michelle C.**

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| | |
|---|---|
| **From:** | Andrew.Niebler@Calvert.com |
| **Sent:** | Wednesday, January 30, 2013 1:58 PM |
| **To:** | Roberts, Michelle C. |
| **Subject:** | Calvert VP SRI Strategic Portfolio N-14 |

Michelle:

I'm just checking in that the Calvert VP SRI Strategic Portfolio N-14 is still on track to go effective tomorrow.

Also, in conducting a final review of the document it came to my attention that the Prospectus/Proxy Statement includes an incorrect phone number in "Voting Information – Method of Voting". The correct number should be 1-866-298-8476. The correct number will be included in the definitive filing that I make.

Please let me know if you have any questions.

Andrew

Andrew K. Niebler
Associate General Counsel
Calvert Investments, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814
Email: andrew.niebler@calvert.com
T: 301-657-7044
F: 301-657-7014

www.calvert.com

Calvert INVESTMENTS

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